November 21, 2013
VIA EDGAR
Mr. Jeffrey Long
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0505

Re:	Janus Investment Fund (the “Registrant”) Annual Reports filed on Form N-CSR for the annual periods ended September 30, 2012 and June 30, 2013
Dear Mr. Long:
On behalf of the Registrant, this letter is to respond to your comments made by telephone on October 8, 2013 related to the Registrant’s series portfolio (“Fund”) annual reports on Form N-CSR for the annual periods ended September 30, 2012 and June 30, 2013. The comments of the staff of the Securities and Exchange Commission (the “Staff”), as we understand them, and the Registrant’s responses to Staff comments are as follows:
1.	Staff Comment: The Staff requested that the Registrant reflect in writing all comments and responses, provide such comments and responses in an EDGAR Correspondence filing, and include a Tandy representation in the response.

Response: The Registrant acknowledges the comment and confirms that it has complied.

2.	Staff Comment: Update the series and class information on the EDGAR company database of the Funds to include ticker symbols.

Response: Ticker symbols will be updated on the EDGAR company database.

3.	Staff Comment: With respect to Management’s Discussion of Fund Performance (“MDFP”), it was noted that the discussion for INTECH Funds was the same. Describe how this is consistent with Item 27(b)(7) of Form N-1A.

Response: The INTECH investment process does not attempt to predict the direction of the market, nor does it have a view of any particular company in the portfolio. Instead, it employs a proprietary optimization process to build portfolios with the potential to outperform the index by capturing stocks’ natural volatility. As such, analyses of a particular company’s business results or broad market conditions are not elements of the discussions. While the Registrant believes that the MDFP identifies the investment strategies and techniques used by the INTECH Funds during the relevant period, the Registrant intends to include an additional discussion of identifiable factors that impacted fund performance in the “Performance Review” section of the Management’s Discussion of Fund Performance on a go-forward basis.

4.	Staff Comment: The statement “Average annual total return does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemptions of Fund shares” should be located closer in proximity to the table of average annual returns in order to comply with Item 27(b)(7)(ii)(B) of Form N-1A.

Response: This statement will be placed in closer proximity to the table of average annual returns in future reports.

5.	Staff Comment: When describing performance for a share class for periods prior to that class’ commencement of operations, describe the “parent” share class used to calculate performance and if there were any adjustments made to the “parent’s” performance when calculating the “child’s” performance.

Response: The disclosure currently included in the reports describes the class’ “parent”, that the performance prior to the commencement of operations reflects the historical performance of the “parent”, and that the “synthetic” performance was calculated using the fees and expenses of the “parent” accounting for, when applicable and permitted, any fee and expense limitations or waivers.

6.	Staff Comment: For the “Expense Example”, in accordance with Item 27(d)(1) of N-1A, include the actual number of days in the most recent fiscal half-year ( e.g., 184/365).

Response: The actual number of days in the most recent fiscal half-year will be disclosed in future reports.

7.	Staff Comment: With respect to the Janus Contrarian Fund MDFP for the year ended September 30, 2012, although foreign exchange contracts, futures, swaps and options were utilized by the fund during the period, only the performance of options was discussed in the MDFP. Is there a materiality threshold when discussing performance of derivatives in the MDFP?

Response: There is no set materiality threshold when discussing performance of derivatives in the MDFP. On a fund by fund basis, the total impact from derivatives to fund performance is reviewed. Then, performance of individual derivative types is reviewed. On a case by case basis, it is then determined whether significant contributors/detractors to fund performance from individual derivative types will be discussed in a Fund’s MDFP.

8.	Staff Comment: With respect to the INTECH International Fund annual report for the year ended June 30, 2013, 32.5% of the value of total investments was in Japan. Does the fund have a concentration policy that is disclosed in its prospectus?

Response: While the Fund does not consider its ability to invest more than 25% of its assets in any country or group of countries to be a concentration policy, the Fund includes disclosure that to the extent that a Fund invests a significant portion of its assets in a particular country or geographic region, the Fund will generally have more exposure to certain risks due to possible political, economic, social, or regulatory events in that country or region.

9.	Staff Comment: The Staff noted that in certain instances rights were not marked as non-income producing securities and inquired whether these rights should be marked as non-income producing.

Response: If these rights are held at future reporting periods they will be marked as non-income producing securities.

10.	Staff Comment: With respect to the Janus Forty Fund annual report for the year ended September 30, 2012, the sum of securities of any one issuer that represents more than 5% of the fair market value of the fund’s total assets exceeds 50%. Confirm that this is due to market appreciation.

Response: The Janus Forty Fund had three positions that exceeded 5% of the portfolio’s assets due to market appreciation. When these positions were aggregated with other positions also accounting for more than 5% of the portfolio, the sum of such positions exceeded 50%. Under the terms of Sub-Chapter M of the Internal Revenue Code (“Code”), however, the portion of a portfolio holding that exceeds the 5% diversification limit due to market appreciation may be excluded from the diversification calculations. The sum of positions accounting for more than 5% of the portfolio excluding the position that was due to market appreciation was less than 50% and therefore, the Fund met the diversification requirements set forth in the Code.

11.	Staff Comment: With respect to the Funds’ investments in the Janus Cash Liquidity Fund LLC, does such investment trigger disclosure of acquired fund fees and expenses in the fee tables?

Response: The indirect fees incurred through the Funds’ investments in Janus Cash Liquidity Fund LLC did not trigger disclosure of acquired fund fees and expenses in the fee tables since they are immaterial, i.e., less than 0.005% of the investing Fund’s average net assets.

12.	Staff Comment: With respect to the Janus Global Bond Fund and Janus Real Return Fund annual report for the year ended June 30, 2013, confirm that the disclosed return of capital is in compliance with Section 19(a) of the Investment Company Act of 1940.

Response: The Registrant has elected to determine whether it is required to send a notice to its shareholders in accordance with Section 19(a) of the Investment Company Act of 1940 on a tax basis. Such determination is made in connection with the completion of its tax returns for the applicable tax year and any tax return of capital in connection therewith is reflected in Form 1099-DIVs that are sent to shareholders.

Note that the Registrant provides disclosure of the sources from which dividend payments are made through the following methods of communication:

•	Disclosure in the Registrant’s Statement of Additional Information:
INCOME DIVIDENDS, CAPITAL GAINS DISTRIBUTIONS, AND TAX STATUS A Fund that invests in foreign securities may utilize foreign currency contracts in an effort to limit foreign currency risk. The value of foreign currency contracts can vary widely from month-to-month, which may result in gains one month and losses the next month. If the Fund distributes such gains during a monthly distribution (if applicable) and subsequently realizes foreign currency losses due to exchange rate fluctuations, such distribution could constitute a return of capital to shareholders for federal income tax purposes [emphasis added].

•	No later than February 15th of each year, Forms 1099-DIV are sent to shareholders who are individuals. The mailing includes the correct tax character of prior-year distributions to these shareholders.
•	No later than 60 days after year-end, annual financial statements are transmitted that, in accordance with U.S. GAAP, report a tax-basis return of capital. The financial statements report (1) the per share tax return of capital, (2) additional disclosures of tax-basis balances and distributions, and (3) the aggregate dollar amount of the tax return of capital.
•	Within 45 days of a fund’s fiscal year end, the completed IRS Form 8937 (Report of Organizational Actions Affecting Basis of Securities), reporting the details of the return of capital, is posted to the adviser’s website.
All of these actions serve to notify shareholders, as soon as information is available, of the proper character of a Fund’s previous distributions and how that may differ from what was expected at the time of those distributions.

13.	Staff Comment: With respect to the Perkins Global Value Fund annual report for the year ended September 30, 2012, provide more detail about the non-recurring expense adjustment that impacted the ratio of gross expenses (absent the waiver of certain fees and expense offsets) to average net assets and ratio of net expenses (after waivers and expense offsets) to average net assets for Class C shares.

Response: If any of a share class’ actual distribution and shareholder service expenses incurred during a calendar year is less than the payments made during a calendar year, the Fund will be refunded the difference. This amount represents the refund paid to the Fund by the Fund’s distributor, Janus Distributors LLC.

14.	Staff Comment: Break out by year and amount the aggregate amount of recoupment that may potentially be made to Janus Capital.

Response: The recoupment period is a fixed period of time — a period of three years from the fund’s commencement of operations. The current disclosure includes the date the recoupment of reimbursement expires, which coincides with the three year anniversary of a Fund’s commencement of operations, as well as the aggregate amount of recoupment that may potentially be made to Janus Capital.

15.	Staff Comment: Recoupment of amounts permitted under expense limitation agreements must be only for amounts below the original cap, and not any higher amounts if the cap is subsequently increased.

Response: Registrant acknowledges the comment and confirms that its recoupment provisions contained in the expense limitation agreements provide for any recouped amount to be below the original expense cap.

16.	Staff Comment: Consider disclosing any ROCSOP adjustments in the notes to financial statements.

Response: The Registrant will consider the Staff’s suggested additional disclosure.

17.	Staff Comment: The Staff requests that more information about the purpose and intent for the use of derivatives be included in the notes to financial statements.

Response: More information about the purpose and intent for the use of derivatives will be included in the notes to financial statements of future reports, as applicable.

18.	Staff Comment: Expand the disclosures under ASC 815-10-50 to better explain the volume of activity in derivatives.

Response: Disclosures to better explain the volume of activity in derivatives will be made in future reports.

19.	Staff Comment: For Funds that have derivatives exposure, should there be disclosures to comply with ASC 815-10-50-4L?

Response: No; the Funds included in the reviewed reports were not considered sellers of credit derivatives during the applicable reporting periods.

20.	Staff Comment: With respect to the Janus International Equity Fund annual report for the year ended September 30, 2012, please provide more detail about Janus International Equity Fund receiving non-recurring income of $24,135 from an affiliated party.

Response: If any of the Fund’s actual distribution and shareholder service expenses incurred during a calendar year is less than the payments made during a calendar year, the Fund will be refunded the difference. This amount represents a refund made to the Fund by the Fund’s distributor, Janus Distributors LLC to reflect the excess over the amount incurred.

21.	Staff Comment: Funds with performance fees calculate the performance adjustment component using the performance of load-waived Class A Shares. Why was this share class selected? Does the use of load-waived A Shares comply with SEC Release 7113?

Response: Load-waived Class A Shares were selected as the share class for performance fee purposes based on discussions between Janus and peer firms, the Fund Trustees, and informal discussions with the SEC staff in 2005. Janus considered the performance and expenses of the share classes offered at that time, Classes A, C, I and R Shares. In making the final determination to use load-waived Class A Shares to calculate the performance adjustment component of the advisory fee, the Trustees considered the fee structure and expenses paid by each class of shares, any fees paid to or retained by Janus Capital or its affiliates, as well as the distribution channel for each class of shares. Janus believes that the use of load-waived A Shares to calculate the performance adjustment complies with SEC Release 7113.

22.	Staff Comment: The disclosure regarding the Trustees’ approval of advisory agreements should have greater detail for individual Funds.

Response: Janus coordinates with the Fund Trustees and their counsel regarding the disclosure included in the shareholder reports on the Trustees’ considerations with respect to renewal or approval of advisory agreements. To the extent practicable, such disclosure is intended to be revised going forward to provide greater detail for individual Funds.

23.	Staff Comment: The Staff noted differences between the gross expense ratios in the audited financial highlights and the gross expense ratios presented in the prospectus.

Response: The primary reasons for the differences between the gross expense ratios in the audited financial highlights and the gross expense ratios presented in the prospectus are:

1.	Different rounding methodologies used when preparing the ratios for the financial highlights as compared to the expense tables in the prospectus;
2.	When calculating the gross expense ratios in the audited financial statements, distribution fees and shareholder servicing fees are net of any refunds; when calculating the gross expense ratios presented in the prospectus, distribution fees and shareholder servicing fees are gross of any refunds;
3.	For newly launched share classes, actual, class level expenses are utilized when calculating the gross expense ratios in the audited financial highlights; estimated class level expenses are utilized when calculating the gross expense ratios presented in the prospectus.

The Registrant intends to utilize the same rounding methodology when preparing future gross expense ratios in the audited financial highlights and the gross expense ratios presented in the prospectus.
The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the Funds’ filings. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filing reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the Funds’ filings.
If you have any concerns regarding the above responses, please call me at 303-336-7494. Thank you for your assistance in this matter.
Respectfully,
/s/ Brian C. Szilagyi
Brian C. Szilagyi
Assistant Treasurer of the Registrant